ANNUAL REPORT

MDFZ, LLC
1801 Century Park East, 24th Floor, Los Angeles, CA 90067
www.legionm.com

In this Annual Report the term "MDFZ" "the company," "we," or "us" refers to MDFZ, LLC.

The company, having offered and sold securities called "MDFZ Shares" pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. "MDFZ Shares" are securities which gives investors the right to receive a portion of the revenue generated by MDFZ, a company that holds the rights to the movie by "My Dead Friend Zoe" ("The Picture"). The investment was made through My Dead Friend Zoe III (the "SPV"), a series of Wefunder SPV, LLC, a Delaware limited liability company (the "LLC") and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act Common Stock. This annual report also covers the SPV, the co-issuer in that offering. A copy of this report may be found on the company's website at www.legionm.com/investorrelations.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF BUSINESS

MY DEAD FRIEND ZOE

In September 2022 Legion M announced their intention to produce My Dead Friend Zoe ("The Picture"). MDFZ tells the story of a female veteran engaged in a mysterious relationship with her wise-cracking (and dead) best friend from the Army. At its core it is a dark comedy drama feature film. It explores a complicated friendship, a divided family, and the complex ways in which we process grief.

Inspired by writer-director Kyle Hausmann-Stokes' real life experiences with post-traumatic stress disorder ("PTSD") and the loss of his best friend/soldier to suicide, the script explores complicated subject matters with levity and magical realism that we believe is entertaining, apolitical and rife with social impact.

The Picture was shot and production was wrapped on July 12, 2023. It had a finish date of January 2024. The Picture received multiple festival invites and chose to have its world premiere at the South by Southwest Film Festival ("SXSW") on March 9, 2024.

The film cast the following actors: Ed Harris, Morgan Freeman, Sonequa Martin-Green, Natalie Morales, Gloria Reuben and Utkarsh Ambudkar. The film has engaged Creative Artists Agency ("CAA") as a sales agent and was well received at SXSW where it won the Audience Award and had many positive reviews.

Distribution of The Picture

As of the date of this report, CAA is developing the sales plan for The Picture. We expect to have information regarding The Pictures distribution and sales in the coming months.

The manner in which The Picture is distributed will impact the type of revenues it generates. Potential distribution channels include, but are not limited to:

- Theatrical box office;
- VOD platforms (e.g., iTunes, Amazon, etc.);
- Streaming platforms (e.g., Netflix, Hulu, etc.);
- Advertising supported channels and VOD platforms (e.g., Tubi, Pluto, etc.);
- DVDs and Blu-Rays;
- Secondary distribution windows, such as television rights; and
- Other partners licensing The Picture (e.g., airlines, etc.).

See also "Risk Factors – Risks Related to The Picture" and "Securities Being Offered – Distribution of Revenue."

Our Business Plan

Goals for The Picture, some of which have already been achieved, include the following:

- Develop and produce a compelling and valuable feature film property.
- Attract top level talent.
- Utilize the lowest possible budget while achieving the highest quality production value.

The budget has been carefully crafted with several goals in mind:

- Attract premium casting.
- Utilize Oregon state/province tax rebates. The Picture qualified for rebates on May 5, 2023.
  - We were able to yield approximately $700K in tax rebates because we shot the majority of the film in Oregon. The rebate was used to pay for budgeted expenses of The Picture.
- Maintain the highest possible production value.

- Manage the budget so that it will increase the likelihood of an optimal sales/acquisition with follow-on profitability potential.

Currently, we intend to maintain a budget of approximately $4.5 million (before tax incentives) with the announced cast that includes Morgan Freeman, Ed Harris, Sonequa Martin-Green, Natalie Morales, Gloria Reuben and Utkarsh Ambudkar.

Our Parent Company – Legion M

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

We believe that what makes Legion M unique is the fact it's been built from the ground up to be owned by fans rather than Venture Capitalists or Wall Street investors. Legion M has and continues to take advantage of historic new equity crowdfunding laws that allow the public to invest in our company, including from the earliest stages of our development. We believe being owned by a large community of fans gives us competitive advantages that could ultimately make us one of the most influential companies in Hollywood.

Though investors in MDFZ will not own equity in Legion M, it is important that they know about Legion M to evaluate their investment. If Legion M were to fail as a company, it could jeopardize their ability to receive returns from their investment, including a return of the initial amount that they have invested. For that reason, we urge investors to consider all the risk factors listed in the Regulation CF offering document, including those related to Legion M as a company, and ask yourself questions like the following:

- Do they have the talent and resources to accomplish their goals?
- Are they financially solvent, and will they remain so long enough to distribute revenue returned by the project?

Additional information about Legion M, including information related to its business, financial information and capital structure can be found on the SEC's EDGAR filing system, https://www.sec.gov/edgar/browse/?CIK=1674163, these files include Legion M's annual reports under Regulation A and Regulation CF.

Employees

The company does not currently have any employees.

Regulation

The company will be utilizing production incentive tax rebates available in the state of Oregon. In accordance with OAR 951-002-0005, The Picture applied to the Oregon Production Investment Fund Office (the "Office") for a determination of eligibility for a production spending rebate for a qualifying television or film production, as such rebates are authorized by ORS 284.368. In accordance with OAR 951-002-0020(4), the Office recommended to the Oregon Business Development Department (the "Department") that the application be approved, and the Department has determined that company is eligible. Also, The Picture qualifies for the Oregon R-OPIF Incentive Award from funds derived from the r-Oregon Production Investment Fund created by ORS 284.368(4). As of December 31, 2023, the company has applied for and received the tax rebate from Oregon as expected and was able to use these funds for post-production expenses, including music licenses, color, sound, etc.

Intellectual Property

MDFZ, LLC owns all rights in and to the screenplay MY DEAD FRIEND ZOE, having purchased these rights from writer Kyle Hausmann-Stokes via a purchase agreement dated May 18, 2023. MDFZ, LLC filed for assignment of copyright from Kyle Hausmann-Stokes to MDFZ, LLC on June 2, 2023. MDFZ, LLC owns all rights, titles and interests in and to the results and proceeds from all work done in connection with the production of The Picture via contracts with the companies and individuals providing services.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not lease any property. The parent company is currently without a headquarters while management works remotely.

MANAGEMENT ANALYSIS AND DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in this Annual Report.

The financial statements were not reviewed or audited by an independent public accountant and are certified by our CEO with respect to the company's financial statements and by manager of the SPV with respect to the SPV's financial statements. The following discussion should be read in conjunction with our financial statements and the related notes included in this Annual Report. The financial statements may change should they become reviewed and/or audited.

Operating Results

The company's revenues for the period from Inception to December 31, 2023, were $0.

The company incurred a net loss of $228,047 for the period ended December 31, 2023, which included $20,000 in general and administrative expenses, $120,000 in interest expense and $108,047 in financing fees.

As of December 31, 2023, the company has spent $3,395,987 on production and post-production costs, marketing, legal and insurance costs pertaining to The Picture.

Liquidity and Capital Resources

To date, the company has not earned any revenues and is still a "development stage company". The company has recorded losses from Inception until December 31, 2023 in the total amount of $248,047.

The company has raised capital from multiple sources via traditional Regulation D financing at the same terms as this offering and supplemented by two bridge loans (details below) to finance the production.

The company had $325,868 cash on hand as of December 31, 2023. Depending on the distribution strategy chosen, additional funds may be needed to bring the film to market. If so, we may raise more capital or secure another loan.

Recent Offerings of Securities and Outstanding Debt

Recent Offerings

Through December 31, 2023, MDFZ raised $3,810,029 in financing (as described below), comprised of $777,075 from a Reg D investment on Wefunder, $773,954 in Regulation CF investments on Wefunder and $2,259,000 through Reg D under private investments. The company incurred $60,000 in additional fees pertaining to the financings. As of December 31, 2023, the company had $3,870,029 in future production obligations on the balance sheet.

Wefunder and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in "Our Securities" below.

Debt

In June 2023, the Company secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

Members' Equity

MDFZ is wholly owned by Legion M Entertainment, Inc. and 100% of the members' equity/(deficit) belongs to Legion M Entertainment, Inc. The company is authorized to issue membership interests to non-managing members. Distributions are to be paid 100% to the managing member, except as outlined in investment contracts with non-managing members.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company incurred a net loss of $248,047 for the period ended December 31, 2023. The company is a business that plans to incur significant costs in pursuit of its capital financing plans and costs associated with its film production and has not generated any revenues as of December 31, 2023. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time. The company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the company be unable to continue as a going concern.

Trend Information

We believe the ever-evolving film industry is a fascinating reflection of technological advancements, shifting audience preferences, and innovative storytelling techniques. Diversity and inclusion are becoming more important, streaming services are more popular, international films are gaining prominence, and documentaries are making a comeback. These trends show how cinema is always evolving and adapting to new circumstances.

As we keep our fingers on the pulse of the film world, we can not only anticipate and adapt to changes, but also contribute to the ongoing metamorphosis of this powerful medium. With the positive reviews coming out of SXSW plus the audience award and the high quality diverse cast with award worthy performances, we believe the film is poised to make an impact.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The sole managing member of the company is Legion M. Legion M has appointed Paul Scanlan and Jeff Annison as managers of the company.

Name	Position	Age*	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Managers				
Paul Scanlan	Manager	54	Appointed in April 2023	Full-time
Jeff Annison	Manager	52	Appointed in August 2023	Full-time

As of the date of this report.

Paul Scanlan – Manager

Paul Scanlan is a manager of the company since April 2023. Mr. Scanlan was Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Manager

Jeff Annison is the manager of the company since August 2023. Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

Ownership

Under the Company's Operating Agreement Legion M Entertainment is the sole managing member, and has right to exercise all powers and authority vested in a member under the California Revised Uniform Limited Liability Company Act (the "Act"). In other words, Legion M holds all the voting power in the company.

RELATED PARTY TRANSACTIONS

The company and Legion M intend to execute a Production Services Agreement (the "Production Services Agreement"). Pursuant to this agreement, Legion M, the company's sole managing member will receive $200,000 in producer fees for producing this film.

The company and Legion M intend to execute a Marketing Services Agreement. Pursuant to the Marketing Services Agreement Legion M, the company's sole managing member will receive $150,000 in fees for hard costs and services related to marketing the fundraising campaign and The Picture.

RECENT OFFERINGS OF SECURITIES

Since inception we have made the following issuances of securities:

Since April 2023 we have raised $3,810,029 in financing, comprised of $777,075 from a Reg D investment on Wefunder, $773,954 in Regulation CF investments on Wefunder and $2,259,000 through Reg D under private investments. All equity investors have the same terms which carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall. See "Our Securities" below for more information regarding the waterfall. The proceeds of that offering were used for the company formation, development, and production of The Picture.

OUR SECURITIES

The following descriptions summarize important terms of membership interests representing the MDFZ Shares and the Company's Operating Agreement. The MDFZ Shares are an investment contract under which investors will receive their pro rata share of net revenue generated by The Picture (the "Investment Agreement"). The following description is qualified in its entirety by the terms of the Operating Agreement and Investment Agreement. Further distributions under the Investment Agreement, will depend on a future contract that will be executed related to The Picture – the Collection Account Management Agreement ("CAMA"). Some terms describe below in "Revenue Distributions" will have the same meaning as those in the CAMA, which will be executed at a later date. Investor in our Regulation CF offering will need to rely on the MDFZ to negotiate favorable terms for investors, see "Risk Factors" below.

The investment was made through My Dead Friend Zoe III (the "SPV"), a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The securities were issued by both the company and the SPV. The SPV will be the legal owner of the MDFZ Shares. Investors in our Regulation CF offering own membership interests in the SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Securities (and the MDFZ Shares into which they convert) as if they had invested directly with the company.

Investors on our Regulation CF offering are members of the SPV, under its operating agreement (the "SPV Operating Agreement"). Separately, there is an Operating Agreement for MDFZ, LLC (the "Operating Agreement'). Investors in our Regulation CF offering did not become members under the Operating Agreement, but rather as discussed above will have membership interests in the SPV, which is a party to the Investment Agreement with MDFZ. The section "Revenue Distributions" below describes what you will receive under that agreement.

The Operating Agreement

The operating agreement for MDFZ, LLC is made and entered into as of April 23, 2023 (the "Operating Agreement"). Pursuant to the terms of the Operating Agreement Legion M is the sole owner and sole managing member of the company. The management of the company is vested in the managers, who are appointed by Legion M. The managers may accept investments from outside investors who may be considered non-managing members of the company.

Investment Contributions by Non-Managing Members: "Investment Contribution" shall mean any contribution to the company by an outside investor or debtor to fund the company's operations through the making, execution and performance of contracts therefor ("Investment Contracts"). Investment Contributions may earn or charge interest if the terms of the investment allow for such interest to be earned or charged because it is approved in a signed writing by the managing member, Legion M or its designated manager(s) via an Investment Contract.

Distributions: All profits and losses of the company shall be allocated to Legion M unless otherwise stated in an Investment Contract. Legion M shall have the right to receive all distributions of profits, if any, as and when they are made by LLC unless otherwise stated in an Investment Contract.

Transfer: on the death, bankruptcy, insolvency, liquidation or dissolution of a Member ("Member Dissolution"), its interest in the company shall descend to and vest in its legal representatives or other successors. If Non-Managing Members hold active Investment Contracts with the company upon Member Dissolution, Member(s) shall ensure that such Investment Contracts are honored through the engagement of a collection account manager or similar methodology.

Restrictions on transfer: Sale or exchange of an interest in the company may be made by a member: (i) if counsel for the company has determined that the intended disposition is permissible under this Operating Agreement and does not violate any federal or state securities laws, or the rules and regulations thereunder and (ii) if the person is competent and not prohibited by law from holding such interest.

Winding Up: Winding up and the liquidation process can be found in Section 7.4 of the Operating Agreement.

Revenue Distributions

Pursuant to the Investment Agreement, SPV Subscription Agreement and the CAMA, investors in our Regulation CF offering will be entitled to their share of revenue.

Backend Revenue shall derive from Equity Investor's share of the "Equity Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for The Picture. If debt lenders require a backend position for a reduction in debt costs, the investor agrees that such points shall come out of the Equity Investor Backend. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +11% of 50% of the backend (which would be the investor's share of Equity Investor Backend on a pro rata, pari passu basis for a $4,500,000 budget fully financed by equity).

Operative Waterfall (the "Waterfall"): All revenue derived from the exploitation of The Picture, and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be paid to a collection account managed by an approved collection account manager ("CAM") and distributed per a CAMA in the following manner and order:

1. First, to the CAM in payment of the CAMA company's remuneration and the actual, verifiable CAM expenses as outlined in a CAMA, as applicable; and thereafter

2. to fund the Residuals Set-Aside; and thereafter

3. towards the payment of Additional Union Payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and Sales Expenses with domestic sales
    a. agent fee capped at no greater than ten percent (10%) and international sales agent fee capped at no greater than twelve and one-half percent (12.5%); and thereafter

5. as a reserve to the Production Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to Debt Investors in payment of any principle or interest due on any applicable loan against the Picture, Tax Credit Loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the Investment Amount, plus premiums capped at no greater than twenty percent (20%) thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments that are pre-approved in writing by Morgan Freeman, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11. the remaining balance shall be considered "Net Profits" and shall be allocated on a pari passu as follows:
    a. 50% shall be deemed Investor's Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount; and
    b. 50% shall be deemed producer's Net Profits and shall be allocated on a pari passu basis.

Investors will receive annual K-1 tax statements from the SPV.

No Voting Rights

The SPV Interest and the underlying MDFZ Shares do not entitle investors to any voting rights. To the extent holders of the SPV Interests and underlying MDFZ Shares are given the opportunity to vote on a matter called to attention by MDFZ, the Lead Investor in our Regulation CF offering will have that right to vote pursuant to a proxy granted to Lead Investor. For details, see "Investment Agreement" available at https://wefunder.com/terms#investor.

No Other Preferences or Redemption

Holders of the MDFZ Shares will have no other preferences in the event of dissolution or liquidation, nor any redemption rights.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company, and its parent, Legion M, is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as the pirating of intellectual property, hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risk Related to The Picture

Investors own a right to receive a pro rata distribution of the Net Profits generated by The Picture, which is a highly risky investment and may result in the total loss of the investment. The company will finance, produce and exploit The Picture and the ancillary rights therein held by the company:
- in such ventures the risk of loss is high in comparison with the prospects for any profit, and that therefore investment in The Picture is suitable only for those investors who do not require liquidity in their investment;
- the production of The Picture by the company is an entirely new and speculative venture and it is impossible to project or predict whether the investment will result in a gain or loss to the investors, and therefore ANY POTENTIAL INVESTOR SHOULD NOT INVEST IN THE PICTURE UNLESS SUCH PARTY IS PREPARED FOR THE POSSIBILITY OF TOTAL LOSS OF THE INVESTMENT;
- the success of a film in theatrical distribution, television, home video and other ancillary markets is dependent upon public taste which is unpredictable and susceptible to change;
- the success of a film may also be significantly affected by the number and popularity of its actors, as well as other films being distributed, therefore, the success of a motion picture is impossible to predict and absolutely no assumptions should be made respecting the ultimate economic results which may be realized by The Picture.

An investment is speculative due to the nature of the film and entertainment industry. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in inability to complete production which would result in abandonment of the project and a total loss of all funds provided therefore. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based upon available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that company will exploit The Picture so as to enable company to recoup all or any portion of your Investment or to yield a profit on your Investment. Furthermore, until the completion of post-production and the sale of The Picture to a distributor, the company will not derive any revenues from The Picture. In addition, company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of The Picture.

There can be no assurance that The Picture will generate any revenue or profits. No assurance can be made, and no representation, warranty, covenant or agreement is made, that the project being developed hereunder will generate revenue sufficient to distribute cash to investors and further investors have no assurance of receiving a return of its investment, or any profit in excess of the investment.

Other stakeholders will be paid from the Gross Picture Revenue generated by The Picture before investors will be entitled to receive any Net Profits. It is customary in the film and entertainment industry for certain stakeholders to receive payment of fees and other costs and expenses related to the production and distribution of motion pictures. For details, see "Description of Securities Being Offered and Rights of the Securities of the Company – SPV – Revenue Distributions." See also the Investment Agreement included with this offering statement as Appendix A.

Motion picture production involves a number of significant risks that could delay or prevent completion of the Picture. There are significant risks involved in the production of any motion picture, many of which may materially delay completion of The Picture or make completion impossible. If The Picture is not completed, no revenues will be derived from The Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment difficulties, destruction of completed film negatives or unanticipated adverse weather conditions. The occurrence of any such event may cause delays and increase production costs and may have a material adverse effect upon the Investment. These or similar events are beyond the control of company. To the extent that contributions to the capital of company are insufficient to cover all production costs of The Picture, all such contributions may be lost.

The Picture is being produced without the coverage of a completion bond. The Picture will not be covered by a completion bond and there is no guarantee of completion of The Picture. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delay, destruction, or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the film itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

Distribution of motion pictures, such as The Picture, involves substantial risks outside of our control. Distribution of films requires specialized marketing expertise and considerable financial resources. The company will be dependent on a distributor for this marketing expertise and for providing funds for prints and advertising. Without the participation of a distributor, there is little likelihood that significant revenues from any source will be realized. The participation of a distributor does not, however, guarantee that the distribution will be successful or that substantial revenues will be realized therefrom.

T*here is presently no contract with any distributor to distribute The Picture*. The success of The Picture will be dependent upon our ability to complete The Picture, the attractiveness of the final product to a distributor and the distributor's ability to exploit the picture (which may include the distributor's ability to commit substantial sums to promote The Picture successfully). Legion M may not have the financial or business capability to distribute The Picture itself. The gross revenue derived from The Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for The Picture. Legion M has no agreement at this time with any third party for the distribution of The Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to us from the exploitation of The Picture. There is no assurance that such negotiations will result in revenues or profits. Furthermore, although Legion M has agreed to use commercially reasonable efforts to cause The Picture to be distributed, there is no assurance that The Picture will be distributed or that such distribution will be profitable. The fact that any distributor derives profits from its distribution of The Picture will not, in turn, assure that investors in our Regulation CF offering, the company or other producers will also derive profits therefrom.

There are multiple distribution channels for films, and each method of distribution usually has different revenue allocation arrangements. Technological developments have resulted in the availability of alternative distribution mediums for film entertainment, including expanded pay and cable television and videocassettes, DVDs and digital technologies. These alternative distribution mediums typically have different revenue allocation arrangements from one another and such allocation arrangements often vary over time. Furthermore, these difference distribution channels may also impact the amount of customary "of the top fees" that are deducted by third parties from revenue before Legion M receives its portion of the revenue.

Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us and The Picture. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

The success of The Picture is dependent upon the performance of third parties. Even if The Picture is completed there is no assurance that a distributor will agree to release or otherwise distribute the Picture. No assurance can be made that The Picture will be produced. No assurance can be made that if The Picture is produced, a distributor will agree to release The Picture or that The Picture will otherwise be distributed, or if a distributor agrees to release The Picture, that the release will be on a certain minimum number of screens or backed by a certain minimum amount of advertising, and no representation, warranty or assurance to the contrary has been made. Furthermore, if an agreement is reached with a particular director, actor, distributor or other party whose contractual performance may bear upon the value of the investment made by Investor, no assurance, representation, warranty, or covenant is furnished to Investor that such party shall actually perform as contractually required and no indemnity is furnished to Investor by company in the event any such party breaches its obligations to the ultimate detriment of Investor. Further thereto, no breach by a third party of an agreement or other duty in connection with The Picture shall be a breach of this Agreement.

The film and entertainment business is highly competitive. We intend to engage in a highly competitive business and therefor the investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of The Picture, competition may have a material effect on the employment and cost of personnel. After the completion of its production, The Picture will, upon its distribution, be competing with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of The Picture may have a material adverse impact on Investor's investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

Entertainment projects can be risky, and often budgets run over. The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

Future threats of union strikes could impact sales of the production. The potential for future strikes by industry unions may disrupt production and impact sales. While the Writer's Guild of America (WGA) and the Screen Actors Guild-American Federation of Television and Radio Artists (SAG-AFTRA) or other entertainment unions are not currently on strike, the company's lack of membership or signatory status with these unions does not exempt it from the risk of strike-related disruptions.

Even if a project is successful, it is likely to take a long time for us to realize profits. Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years.

Public perception is important in the entertainment industry. In order to continue grow our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Although we have no reason to believe that anyone involved in The Picture has done, or will do, anything to cause public outrage or get "cancelled," there remains a risk that statements made by our partners, or events involving them, even if misinterpreted or inaccurately reported, may result in a negative public reaction and harm our ability to distribute and successfully market The Picture. As a result, the ability of The Picture to raise revenue through ticket sales to the public, streaming deals or other methods of distribution, will be impaired and may result in material adverse impact on revenue. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, director, employees, or celebrities who are featured in our films and TV shows may harm our business.

Risks Related to MDFZ LLC

Our auditor has issued a "going concern" opinion. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company incurred a net loss of $248,047 for the period ended December 31, 2023. The company is a business that plans to incur significant costs in pursuit of its capital financing plans and costs associated with its film production, and has not generated any revenues as of December 31, 2023.   These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time. The company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the company will be successful in these efforts.

We depend on a small management team and may need to hire more people to be successful. Our success will greatly depend on the skills, connections and experiences of our managing member Legion M and the two appointed managers, Paul Scanlan and Jeff Annison. Should any of them discontinue working for Legion M, Legion M will need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that Legion M will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property. Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Legion M is the sole managing member of our company and appoints managers for the company that are employees of Legion M. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent managers including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

Public perception is important in the entertainment industry. Our long-term financial viability and business prospects are highly dependent on Legion M's ability to maintain credibility and exude confidence among Hollywood creators and producers, our community, investors, and other parties. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against Legion M's business, any of its officers, directors or employees, may harm our business.

Public perception is important in equity crowdfunding, potentially making the company susceptible to negative postings, and false allegations about The Project. As a company raising money from the crowd, the company's funding is highly dependent upon investors who get information from a wide variety of sources that rely on user generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without even requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of "social proof." For instance, our managing member, Legion M has previously been the subject of negative postings, including misinformation and false allegations, made on multiple social media and investment platforms from one or more individuals controlling multiple fake names/aliases. To the extent that Legion M and the company continue or becomes the target of a negative PR campaign from one or more individuals, including those using multiple fake accounts and/or spreading false information about the company, the negative publicity may have an adverse impact on the company, its fundraising, its projects, and has the potential to distract management's attention from the company's business.

Risks Related to the Securities

Investors do not have any voting rights. Investor in our Regulation CF offering purchased membership interests in an SPV that will mirror the rights of the MDFZ Shares issued by the company to the SPV. Neither the membership interests nor the MDFZ Shares have voting rights or other preferences. Accordingly, holders of My Dead Friend Zoe III membership interests will not have any influence on the company's management or how it handles The Picture, including whether to sell The Picture.

Our investors do not have the ability to influence management. Other than as set forth in this Form C-AR, investors in our Regulation CF offering do not and will not have the right to participate in the management of the business of MDFZ or SPV, including related to The Picture. Investors have entrusted all aspects of management to MDFZ, which includes the right and power to, among other things, abandon The Picture at any time for any reason.

The offering terms had been set by MDFZ's management. The offering terms of our Regulation CF offering were set by management; specifically, Legion M established that each MDFZ Share was be deemed to be one unit for each $1.00 invested and entitles the holder to a certain percentage of future revenue streams upon certain conditions. However, for purposes of determining the amount of net revenue to be distributed, investors will be entitled to their pro rata share of Net Profits based upon the percentage amount of their principal investment in The Picture. Terms for this type of security are purely speculative. Our terms have not been validated by any independent third party.

Payments to Holders of MDFZ Shares are subject to the credit risk of our company. MDFZ Shares are our full and unconditional obligations. If we are unable to make payments to you required by the terms of the agreements, you will have an unsecured claim against us, but not against any other party, including our managing member. MDFZ Shares are therefore subject to non-payment by us in the event of our bankruptcy or insolvency. In an insolvency proceeding, we cannot assure you that you will recover any remaining funds. Moreover, your claim may be subordinate to that of any senior creditors and any secured creditors to the extent of the value of their security.

The MDFZ Shares are unsecured obligations. The MDFZ Shares are unsecured general obligations of MDFZ. The MDFZ Shares will be general unsecured obligations and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the MDFZ Shares by their terms. We may issue secured debt in our sole discretion without notice to or consent from the holders of MDFZ Shares. Therefore, as unsecured obligations, there is no security to be provided to the holders of the MDFZ Shares.

The Regulation CF investors placement in the waterfall may not result in a return on their investment. Other stakeholders (i.e., debt investors, sales agents, unions, those who have deferred their compensation, for example) will be paid before investors are entitled to receive any Net Profits. It is customary in the film and entertainment industry for certain stakeholders to receive payment of fees and other costs and expenses related to the production and distribution of motion pictures prior to investors our Regulation CF offering receiving any revenue. This means that if The Picture fails to achieve enough revenue to pay those who sit before the Investors in the waterfall, the investors may not receive a return on their investment. Further, investors may only be repaid after a debt investor's senior position is repaid, so if a debt investor takes a senior position in the waterfall, investor's return on investment may be delayed until the senior debt is repaid in full, plus interest; Investor may not be repaid at all if The Picture does not earn enough Gross Picture Revenue to cover debt, costs and expenses that sit ahead of investor in the waterfall. See "Securities being offered" for more information regarding the waterfall.

Investor's Equity Backend may be diluted if a debt investor receives any percentage of the backend. If a debt investor requires a percentage of the backend to secure its debt, that percentage will be borne by the Equity Investor Backend, and all equity investors will share in a smaller pool of backend (i.e., a debt investor may ask for 2% of 100% of all backend, which would be 4% of the 50% that represents Equity Investor Backend). Investors have no control over whether the company agrees to such terms from debt investors, and Investor takes the risk that company may negotiate a deal that directly impacts Investors' share of the backend.

Any decision regarding debt investors receiving Equity Backend will be negotiated by individuals who may have different economic interests than our investors in the Regulation CF offering. Investors in the Regulation CF offering will not have any say in the negotiations of any debt financings; those negotiations will be done by the Producers. The Producers may be able to reduce the interest payments, and therefore reduce the amount of money paid out ahead of them in the waterfall – by treating such savings as an equity investment and thereby reducing the Equity Investor Backend. This could affect investors pro-rata pari passu split of the Equity Investor Backend without the Producers being detrimentally effected. See "Securities being offered" for more information regarding the waterfall.

Investors will be subject to the terms and conditions that company negotiates in the Collection Account Management Agreement ("CAMA"). Investors in the Regulation CF offering will not be a signing party to the CAMA, and will therefore have to rely on company to negotiate the CAMA's definitions, terms and conditions on Investor's behalf. Investors will neither know, nor be able to negotiate, any of the nuanced information, terms and conditions defined or addressed in the CAMA, nor how the CAMA will be structured until it is finalized. Changes to definitions in the CAMA are possible, as there will be stakeholders in the CAMA that include without limitation, company, Initial Equity Investors, Unions, Sales Agents (as applicable) and actors (as applicable), amongst other stakeholders. Regulation CF offering investors will have no input over the language in the CAMA and will have to rely on Company's negotiation and finalization of all terms in the CAMA without recourse to terms that result in a less advantageous position to the Regulation CF investor.

Regulation CF investors have no approval over actor deals. Regulation CF investors have no control or input over the terms, conditions and structure of actor deals including, without limitation, how and when actor fees are paid, how actors are treated in terms of travel, crew needs, publicity and premieres, how much backend actors receive from producer's Net Profits, and whether actors are entitled to any deferred compensation, box office bonuses or streaming bonuses, including without limitation, how such deferments or bonuses are structured. This means that if an actor negotiates a deal that results in payment of box office or streaming bonuses outside of the waterfall (sometimes actors can negotiate such terms when a distributor picks up a film), then that actor may be paid additional monies relating to the Picture before Investors recoup, for example. It also means that if actors negotiate to be paid box office or streaming bonuses inside the waterfall, they may be paid prior to any of your return on investment. See "Securities being offered" for more information regarding the waterfall.

There is no current market for MDFZ Shares. There is no formal marketplace for the resale of the SPV membership interests or the MDFZ Shares they mirror. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our MDFZ Shares on an over-the-counter market. It is hard to predict whether we will ever sell The Picture, in which case the funds generated by the sale will be distributed to Investors in accordance with the Investment Agreement included with this offering memorandum as Appendix A. Regulation CF investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time (if ever).

Any dispute regarding the Investment Agreement for this offering will be resolved by arbitration conducted in the State of California, which follow different procedures than in-court litigation and may be more restrictive to shareholders asserting claims than in-court litigation. The Investment Agreement for this offering (pursuant to which the SPV will acquire the rights that are passed on to Investors) provides that the sole forum for any dispute arising thereunder will be arbitration in Los Angeles, California. As a result, investors (through the SPV) would not be able to pursue litigation in state or federal court for any disputes pertaining to the Investment Agreement. Arbitration is intended to be the exclusive means for resolving such disputes, and this provision is intended to apply both to claims made under US federal securities laws, rules and regulations and to claims arising under any other laws. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the Investment Agreement is enforceable under federal law and the laws of the State of Delaware. Investors cannot waive the company's compliance with federal securities laws and the rules and regulations promulgated thereunder in arbitration. Costs in arbitration proceedings may be higher than those in litigation proceedings, and investors may face limited access to information and other imbalances of resources. This provision can discourage claims against the company because it limits the ability of investors to bring a claim in a judicial forum they find favorable, and limits investors' ability to bring class action lawsuits or seek remedy on a class basis for any disputes arising under the subscription agreement. For details see the Investment Agreement included in the Regulation CF offering memorandum as Appendix A and available at https://wefunder.com/terms#investor.

Regulation CF investors will be subject to federal income tax consequences. The SPV expects to be treated as a partnership for U.S. federal income tax purposes. Each Regulation CF investor, in determining its U.S. federal income tax liability, must take into account its allocable share of income, gain, loss, deduction and credits of the SPV, without regard to whether it has received distributions from the SPV. Consequently, Regulation CF investors may be liable for income taxes on income allocated to them in a given year in excess of the amount of any distributions they received that year and may be required to pay taxes on their share of the SPV's taxable income using cash from other sources. The consequences to Regulation CF investors of an investment in the SPV are complex. Accordingly, each prospective Regulation CF investor is advised to consult its own tax counsel as to the specific tax consequences of an investment in the SPV. The SPV has not been structured to provide tax benefits to investors, and an investment in the SPV should not be based on the expectation that tax benefits will accrue therefrom.

The Regulation CF offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for the Regulation CF offering, we may request that Wefunder instruct the escrow agent, First-Citizens Bank, to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors via the SPV. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Regulation CF investors whose subscriptions have already been accepted, however, will already be investors in the SPV and will have no such rights.

A Regulation CF investment could be illiquid for a long time. Investors should be prepared to hold their investment for several years or longer. We do not intend to register the Securities or the underlying MDFZ Shares in connection with an initial public offering or as a class under the Exchange Act, and you will have no right to require the company to do so. Regulation CF investors will not have the right to require the managing member to redeem your Securities. As a result, if they decide to sell their Securities, they may not be able to find a buyer.

MDFZ Shares are subject to transfer restrictions. In addition to a one-year transfer restriction imposed by Regulation CF, investors in the Regulation CF offering will be subject to transfer restrictions imposed by the SPV Subscription Agreement to which they must become a party prior to investing in the Regulation CF offering. The transfer restrictions in the SPV Subscription Agreement do not expire and requires Regulation CF investors to obtain written permission from the SPV and MDFZ prior to selling or otherwise transferring their Securities. For details see the SPV Subscription Agreement included in the Regulation CF offering memorandum as Appendix A.

The amount raised in the Regulation CF offering may include investments from company insiders or immediate family members. Managers and existing owners with a controlling stake in the company (or their immediate family members) may make investments in the Regulation CF offering. Any such investments will be included in the raised amount reflected on the campaign page.

Regulation CF investors are not investing directly into MDFZ or have a direct contractual agreement with them for the revenue share, but into a special purpose vehicle. Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in the Regulation CF offering. That means that

Regulation CF investors will invest in the SPV, a series of Wefunder SPV, LLC, the SPV, and with the money they pay, the SPV will buy our MDFZ Shares. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the MDFZ Shares. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing prior to the 2021 regulatory changes, and there may be unforeseen risks and complications. Regulation CF investors will also be relying on Wefunder Admin, LLC, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this process is relatively new, so there may be delays, complications and unexpected risks in that process.

Regulation CF investors will have to subscribe to invest through the Wefunder SPV. In order to invest in the Regulation CF offering, investors must agree to become a party to the Investment Agreement and the SPV Subscription Agreement, each included as Appendix A and Appendix B, respectively, and available at https://wefunder.com/terms#investor.

What it Means to be a Minority Holder

As an investor in the company's MDFZ Shares, you own a right to a revenue stream in the company, which will only receive revenue from The Picture. You do not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of Securities

For a year, the Securities can only be resold:

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additional Transfer Restrictions

In addition to a one-year transfer restriction imposed by Regulation CF, investors are subject to transfer restrictions imposed by the SPV Subscription Agreement. The transfer restrictions in the SPV Subscription Agreement do not expire and require investors to obtain written permission from the SPV and Legion M prior to selling or otherwise transferring their Securities. See "Risk Factors – MDFZ Shares are subject to transfer restrictions" and the SPV Subscription Agreement which was including with the filing of the Form C.

How we Determined the Offering Price

The company offered membership interests representing MDFZ Shares, which entitles investors to participate in future revenue streams, if any, that related to The Picture. The company determined the offering price of the securities by reference to the budgeted expenses of The Picture.

Transfer Agent

The company has not engaged a transfer agent as it intends to maintain current records of investors through the recordkeeping by its SPV.

REGULATORY INFORMATION

Annual Reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's parent's website at https://legionm.com/investorrelations.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Regulation A

Legion M is required to make annual and semi-annual filings with the SEC. Legion M makes annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. Legion M will make semiannual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. Legion M will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1K.

All these filings will be available on the SEC's EDGAR filing system. You should read all the available information before investing.

These filings will relate to Legion M and its results and will only reflect specific information about The Picture to the extent required by applicable accounting principles.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

Compliance Failure

Neither the company nor the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

FINANCIAL STATEMENTS

I, Paul Scanlan certify that the financial statements of MDFZ, LLC included in this report are true and complete in all material respects.

Date: April 29, 2024

By: */s/ Paul Scanlan*
Name: Paul Scanlan
Title: Manager of MDFZ, LLC

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   *MDFZ, LLC*

Date: April 29, 2024   By: */s/ Paul Scanlan*
                                                        Paul Scanlan
                                                        Manager

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 29, 2024   By: */s/ Paul Scanlan*
                                                        Paul Scanlan
                                                        Manager, principal executive officer, principal financial officer, principal accounting officer and

Date: April 29, 2024   By: */s/ Jeff Annison*
                                                        Jeff Annison
                                                        Manager

MDFZ, LLC
A CALIFORNIA LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS
UNAUDITED

December 31, 2023

MDFZ, LLC
TABLE OF CONTENTS

MDFZ, LLC
BALANCE SHEET
(UNAUDITED)
DECEMBER 31, 2023

ASSETS

Current assets:

Cash	$	325,868
Total current assets		325,868
Investments in productions, net		3,395,987
Total assets	$	3,721,855

LIABILITIES AND MEMBERS' DEFICIT

Current liabilities:

Accounts payable	$	99,872
Total current liabilities		99,872
Future production obligations		3,870,029
Total liabilities	$	3,969,902

Members' deficit:

Accumulated deficit		(248,047)
Total members' deficit		(248,047)
Total liabilities and members" deficit	$	3,721,855

See accompanying notes, which are an integral part of these financial statements.

MDFZ, LLC
STATEMENT OF OPERATIONS
(UNAUDITED)
FOR THE PERIOD FROM APRIL 28, 2023 (INCEPTION) TO DECEMBR 31, 2023

Revenue	$	-
Operating expenses:		
General and administrative		20,000
Total operating expenses		20,000
Loss from operations	$	(20,000)
Other income (expense):		
Interest expense		(120,000)
Financing fees		(108,047)
Total other income (expense), net		(228,047)
Net loss		(248,047)

See accompanying notes, which are an integral part of these financial statements.

MDFZ, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
(UNAUDITED)
FOR THE PERIOD FROM APRIL 28, 2023 (INCEPTION) TO DECEMBER 31, 2023

	Accumulated Deficit	Total Members' Deficit
Balances at April 28, 2023 (inception)	-	-
Net loss	(248,047)	(248,047)
Balances at December 31, 2023	$ (248,047)	$ (248,047)

See accompanying notes, which are an integral part of these financial statements.

MDFZ, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)
FOR THE PERIOD FROM APRIL 28, 2023 (INCEPTION) TO DECEMBER 31, 2023

Cash flows from operating activities:		
Net loss	$	(248,047)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		99,872
Net cash used in operating activities		(148,175)
Cash flows from investing activities:		
Investments in productions		(3,395,987)
Net cash used in investing activities		(3,395,987)
Cash flows from financing activities:		
Proceeds from future production obligations		3,870,029
Proceeds from bridge loan		1,500,000
Repayment of bridge loan		(1,500,000)
Net cash provided by financing activities		3,870,029
Net change in cash		325,868
Cash at beginning of period		-
Cash at end of period	$	325,868

See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

MDFZ, LLC ("MDFZ", the "Company") is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "My Dead Friend Zoe." MDFZ is headquartered in Los Angeles, California and is a wholly-owned subsidiary of Legion M Entertainment, Inc., a Delaware corporation.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximates their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, the Company considers these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

MDFZ, LLC
NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

As of December 31, 2023, the Company had capitalized $3,396,000 in production costs pertaining to the "My Dead Friend Zoe" film, which was released in March 2024.

Revenue Recognition
ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

To date, the Company has not generated any revenue.

Income Taxes
The Company is a limited liability company.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

MDFZ, LLC
NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

Recent Accounting Pronouncements
Effective since inception, the Company adopted FASB ASU No. 2019-02, *Improvements to Accounting for Costs of Films and License Agreements for Program Materials*. The adoption of ASU 2019-02 has had no material impact on the Company's financial position, results of operations or cash flows.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU effective on inception and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $248,047 for the period ended December 31, 2023. The Company is a business that plans to incur significant costs in pursuit of its capital financing plans and costs associated with its film production, and has not generated any revenues as of December 31, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: FUTURE PRODUCTION OBLIGATIONS

Through December 31, 2023, MDFZ raised $3,810,029 in financing (as described below), comprised of $777,075 from a Reg D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder and $2,259,000 through Reg D under private investments. The Company incurred $60,000 in additional fees pertaining to the financings. As of December 31, 2023, the Company had $3,870,029 in future production obligations on the balance sheet.

WeFunder and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below.

Backend Revenue shall derive from equity investor's share of the "Equity Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Equity Investor Backend upon investor's prior, written approval. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +20% of 50% of the backend (which would be the investor's share of Equity Investor Backend on a pro rata, pari passu basis for a $2.5M budget fully financed by equity).

Operative waterfall: All revenue derived from the exploitation of the Picture, and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be paid to a collection account managed by an approved collection account manager ("CAM") and distributed per a collection account management agreement (the "CAMA") in the following manner and order:

1. First, to the CAM in payment of the CAM company's remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

2. to fund the residuals set-aside; and thereafter

3. towards the payment of additional union payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including Investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11. the remaining balance shall be considered "Net Profits" and shall be allocated on a pari passu as follows:

>   a. 50% shall be deemed Investor's Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount; and

>   b. 50% shall be deemed producer's net profits and shall be allocated on a pari passu basis.

NOTE 5: DEBT

In June 2023, the Company secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

NOTE 6: MEMBERS' EQUITY (DEFICIT)

MDFZ is wholly owned by Legion M Entertainment, Inc. and 100% of the members' equity/(deficit) belongs to Legion M Entertainment, Inc. The Company is authorized to issue membership interests to non-managing members. Distributions are to be paid 100% to the managing member, except as outlined in investment contracts with non-managing members.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7: SUBSEQUENT EVENTS

"My Dead Friend Zoe" premiered at the South by Southwest festival on March 9, 2024.

The financial statements of "My Dead Friend Zoe III, a series of Wefunder SPV, LLC (the "Company") a Delaware Limited Liability Company" included in this Form are true and complete in all material respects.

Wefunder Admin, LLC

By: *Nicholas Tommarello*
Name: Nicholas Tommarello
Title: Chief Executive Officer

My Dead Friend Zoe III, a series of Wefunder SPV,

LLC, a Delaware Limited Liability Company

Unaudited Financial Statements

For the Year Ended December 31, 2023



Unaudited

My Dead Friend Zoe III, a series of Wefunder SPV, LLC Balance Sheet

As of December 31, 2023
(Unaudited)

Balance Sheet	2023
Assets	
Current Assets:	
Cash and cash equivalents	$0.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$0.00**
Securities	$773,954.00
Property and equipment - net	$0.00
Total assets	**$773,954.00**
Liabilities and Stockholders Equity	
Current liabilities:	
Accounts payable	$0.00
Accured expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Other long term liabilities	$0.00
Total liabilities	**$0.00**
Stockholders' Equity:	
Total value of units issued	$773,954.00
Additional paid-in capital	$0.00
Total stockholders' equity:	**$773,954.00**
Total liabilities and stockholders' equity:	**$773,954.00**

Unaudited

My Dead Friend Zoe III, a series of Wefunder SPV, LLC Income Statement

For the Year Ended December 31, 2023
(Unaudited)

Income Statement	2023
Assets	
Current Assets:	
Revenue - net	$0.00
Cost of revenue	$0.00
Prepaid expenses and other assets	$0.00
Gross profit/loss	**$0.00**
Operating Expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expense	$0.00
Net profit/loss	**$0.00**

My Dead Friend Zoe III, a series of Wefunder SPV, LLC Statement of Cash Flows

For the Year Ended December 31, 2023
(Unaudited)

Statement of Cash Flows	2023
Cash flows from operating activities	$0.00
Cash flows from financing activities	$773,954.00
Cash flows from investing activities	($773,954.00)
Cash at beginning of period	**$0.00**
Net increase/decrease in cash	**$0.00**
Cash at the end of period	**$0.00**

My Dead Friend Zoe III, a series of Wefunder SPV, LLC Statement of Changes in Equity

For the Year Ended December 31, 2023
(Unaudited)

Statement of Changes in Equity	2023
Operating Balance	$0.00
Net profit/loss	$0.00
Units Issued	$773,954.00
Ending Balance	**$773,954.00**

Unaudited

My Dead Friend Zoe III, a series of Wefunder SPV, LLC

Notes to the Financial Statements
For the Year Ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

My Dead Friend Zoe III, a series of Wefunder SPV, LLC (the "Company", "we", "us", or "our") is a limited liability company organized on August 31, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

Nature of Operations
My Dead Friend Zoe III, a series of Wefunder SPV, LLC (the "Company") was formed as a special purpose entity to hold securities in MDFZ, LLC in accordance with § 270.3a-9 for investors in the Regulation Crowdfunding offering(s) of MDFZ, LLC. The Company's activities are limited to those necessary to accomplish its objectives, and it has no other significant assets or liabilities. The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

Unaudited

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.